Exhibit A

CERAGON NETWORKS LTD

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2025

Dear Shareholder,

Notice is hereby given that the 2025 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, May 15, 2025 at 4:00 PM (Israel time), at the offices of the Company located at 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel (Telephone number: + 972-3-543-1596). The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.	To approve certain compensation terms for the Company’s Chief Executive Officer;

2.	To approve an equity consideration to each of the Company’s directors, as part of their compensation for service as such; and

3.
To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2025 and for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Our Board unanimously recommends that you vote “FOR” each of the Proposals.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business on Thursday, April 17, 2025, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to receive notice of, and to vote at, the Meeting (including any postponements or adjournments thereof).

Proposal 1 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon; provided that, the majority of the shares voted in favor of said proposals are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposals, not taking into account any abstention, or that the total number of shares referred to above that voted against these proposals, does not exceed two percent of the aggregate voting rights in the Company  (“Disinterested Majority”), as described in more detail under Proposal 1.

Each of proposals 2 and 3 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience and in any event no later than 4:00 PM (Israel time) on Wednesday, May 14, 2025. Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and you will have the right to revoke your proxy any time before it is exercised by following the procedures set forth in the Proxy Statement enclosed herein.

If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on Thursday, April 17, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K as promptly as practicable.

Joint holders of shares should note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the other joint holders of such share(s).

Joint holders of shares should also note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Two or more shareholders, present in person or by proxy, entitled to vote and holding together ordinary shares conferring in the aggregate thirty-three percent (33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Thursday, May 22, 2025, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 as supplemented by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”), is Thursday, April 17, 2025. A copy of the Proxy Statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC, under cover of Form 6-K. Shareholders are also able to review the Proxy Statement at the “Investor Relations” portion of our website www.ceragon.com/investors or at our headquarters at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002, upon prior notice and during regular working hours (telephone number: +972- 3-543-1596) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

We urge all of our shareholders to review our annual report for 2024 on Form 20-F filed with the SEC, which is available on our website at www.ceragon.com/investors or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

By Order of the Board of Directors,

Sincerely
 /s/Ilan Rosen
Ilan Rosen, Chairman of the Board of Directors

April 10, 2025
ii

CERAGON NETWORKS LTD

3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 15, 2025

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company’s 2025 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Thursday, May 15, 2025, at 4:00 PM (Israel time), at the offices of the Company, 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To approve certain compensation terms for the Company’s Chief Executive Officer;

2.	To approve an equity consideration to each of the Company’s directors, as part of their compensation for service as such; and

3.
To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2025 and for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024. This item will not involve a vote of the shareholders.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Thursday, April 17, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting (including any adjournments or postponements thereof) (the “Record Date”). Each Ordinary Share issued and outstanding as of the close of market on the Record Date, is entitled to one vote on each of the Proposals to be presented at the Meeting.

QUORUM

Under our current Articles, two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate thirty-three percent (33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Thursday, May 22, 2025, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

SHARES OUTSTANDING

As of April 4, 2025, we had 88,929,716 Ordinary Shares issued and outstanding (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares). Equinti Trust Company, LLC is the transfer agent and registrar for the Ordinary Shares.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment. If no direction is indicated with respect to one or more of the resolutions on the proxy, the proxy will be voted “FOR” each such resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, but they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received not less than twenty-four (24) hours prior to the time fixed for the Meeting, Ordinary Shares represented by such proxy will be voted in the manner described above. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

Proxies for use at the Meeting are being solicited by the Board of Directors chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, we will pay the related costs. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to, and obtaining authority to execute proxies from, beneficial owners of Shares.

Pursuant to the Companies Law, as supplemented by the Foreign Listed Regulations, any shareholder or shareholders of the Company holding at least five percent (5%) of the voting rights of the Company (with respect to the proposal of director nominees) or one percent (1%) (with respect to any other matter) of the voting rights of the Company, as required by the Companies Law as supplemented by Regulation 7A. of the Foreign Listed Regulations (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002 c/o Chief Legal Officer. To be considered timely, a Proposal Request must be received by Thursday, April 17, 2025.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous Thirty-Six (36) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a Meeting, as the Board of Directors may reasonably require.

For the purposes hereof, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished with the SEC on a Report on Form 6-K.

SHAREHOLDER ENGAGEMENT

We maintain an open and collaborative dialogue with our shareholders. Our relationship with our shareholders, is a vital part of our success, and our executive leadership team believes that active engagement with our investors is an important source of strategic insight. Direct and open shareholder engagement drives increased corporate accountability, improves decision making, and ultimately creates long-term value.

During 2024, we continued our investor relations activities proactively conducting shareholder outreach which included reaching out to major shareholders, including in person meetings, one-on-one calls or video conferences. In addition to these conversations, we maintain ongoing dialogue with many of our investors through our investor relations program and have continued our effort to engage with stewardship and governance contacts throughout the year.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of  April 4, 2025, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.  The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of April 4, 2025. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Greater than 5% Shareholders
Joseph D. Samberg (2)	9,430,000	10.61%
Office Holders
All Office Holders as a group consisting of 19 people (3)	987,530	1.11%

(1)	Based on 88,929,716 Ordinary Shares issued and outstanding as of April 4, 2025 (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares).

(2)
This information is derived from a Schedule 13D/A filed with the SEC on February 27, 2025. The Ordinary Shares are beneficially owned directly or indirectly by Joseph D. Samberg through the Joseph D. Samberg Revocable Trust (the “Revocable Trust”), of which Mr. Samberg serves as trustee, and entities controlled by Mr. Samberg (the “Trusts”). Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Trusts. Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

(3)
Each of the directors and senior management beneficially owns less than 1% of the outstanding ordinary shares as of April 4, 2025 (including options held by each such person and which are vested or shall become vested within 60 days of April 4, 2025) and have therefore not been separately listed.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2024, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2024, which was filed on Form 20-F with the SEC on March 25, 2025.

Results of the Annual Meeting

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Legal Officer based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC after the Meeting.

Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.ceragon.com/investors. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Hadar Vismunski Weinberg, Chief Legal Officer at +972-54-888-5186.

PROPOSAL 1

APPROVAL OF CERTAIN COMPENSATION TERMS FOR THE COMPANY’S CHIEF
EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such Company’s compensation policy (the “Compensation Policy”) and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, as detailed below), in that order.

Following the approval of our Compensation Committee and Board, we now seek our shareholders’ approval for the terms of office and employment proposed for Mr. Arazi for 2025 in his capacity as the Company’s Chief Executive Officer.

Under his existing employment agreement, our CEO, Mr. Doron Arazi, is entitled to a gross annual base salary of NIS 1,242,000 (approximately $333,870, based on the exchange rate published by the Bank of Israel on April 4, 2025 (the “Base Salary”), plus customary fringe benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Arazi is entitled to a performance-based annual cash bonus and to an annual equity grant.

Corporate Governance

The Company maintains a high level of corporate governance standards in all respects, both in relation to the full independence of its Compensation Committee and Board as well as in relation to its compensation practices. The Company has adopted best practices in relation to executive compensation, including the adoption of a clawback policy for our directors and executives that is compliant with the updated NASDAQ rules. The Company stresses long term incentives and pay for performance, and maintains reasonable compensation levels, which are generally within the Company’s peer group median levels, in alignment with shareholders’ interests.

Compensation Policy under the Israeli Companies Law – Imposes Forward Looking Limitations

Our Compensation Policy sets the framework and boundaries for executive compensation (rather than actual individual entitlement to compensation) and provides the Compensation Committee and the Board with the authority to determine appropriate levels of compensation for each of the Company’s executives within those boundaries.

The Company’s objectives with respect to executive compensation are designed to link pay to performance, align executives’ long-term interests with those of the Company and its shareholders, and provide competitive compensation packages that motivate the Company’s executives to excel. In addition, such objectives are intended to allow the Company to retain and attract talented and experienced executives who are essential to the Company’s ongoing growth and success.

As previously mentioned, in addition to the restrictions and limitations imposed by our Compensation Policy, the Companies Law mandates that any arrangements regarding the compensation of our Chief Executive Officer must generally receive prior approval from the company's compensation committee, board of directors, and shareholders, in that order. Therefore, his compensation is subject to close scrutiny by our shareholders.

Proposed Compensation Terms

2025 Cash Bonus Plan

Consistent with the Compensation Policy, and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2025 for our CEO, including the following related objectives, parameters, weights and terms, calculated in accordance with the following principles (altogether, the “CEO Cash Bonus Plan”):

•	According to the CEO Cash Bonus Plan the “On-Target” bonus amount for the year 2025 will be equal to ten (10) months’ base salary (the “On-Target Bonus”).

•
Financial Measurable Targets: Ninety percent (90%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets and will include financial measurable targets (the “Financial Measurable Targets”). The proposed Financial Measurable Targets shall be as follows: seventy percent (70%) of the 2025 On Target Bonus shall be based on the Company’s non-GAAP operating profit targets, ten percent (10%) of the 2025 On Target Bonus shall be based on the Company’s cash flow targets, and ten percent (10%) of the 2025 On Target Bonus shall be based on the Company’s booking targets, all to be determined based on the Company’s financial results for the year 2025. These targets were determined based on the Company’s 2025 annual business targets at the beginning of 2025, together with the targets determined for the annual bonus plans of the entire Company’s management.

•
Non-Measurable Criteria: ten percent (10%) of the targets forming part of the CEO Cash Bonus Plan will be non-measurable criteria, which shall be concluded by assessing the CEO performance during the year, his contribution to the achievement of the Company's goals, and his evaluation by the Board of Directors.

General Terms

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Financial Measurable Targets, so that below a certain level of achievement, payment will not be made with respect to such Measurable Target, as well as a general plan threshold which is based on the achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to our CEO.

Further, our Compensation Committee and Board of Directors have resolved that the maximum annual bonus payment to our CEO will be capped at 250% of his On Target Bonus (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy. Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholders’ approval of the above annual cash bonus for 2025 for Mr. Arazi (including the related objectives, weights and terms thereof), the Compensation Committee and the Board of Directors will determine, following their approval of the 2025 Company’s audited financial statements, and without the need for further shareholder approval, the actual bonus to be paid with respect to 2025 to Mr. Arazi, if any.

2025 Equity Grant

The 2025 annual CEO equity grant is comprised of (a) options to purchase 133,333 Ordinary Shares with a 10% premium above the fair market value exercise price (the “Options”), the value of which is estimated, as of the date of this Proxy Statement, and calculated based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the filing date of this Proxy Statement, at approximately $165,333; and (b) 66,667 restricted share units (the “RSUs” and together with the Options the “Annual CEO Equity Grant”), the value of which is estimated, as of the date of this Proxy Statement, at approximately $165,333.

The above dollar value of the Annual CEO Equity Grant may vary until the date of the Meeting, as the value of the proposed

CEO Equity Grant,

is calculated, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the date of this Proxy Statement, among other things.

The ratio between the Options and the RSUs under the Annual CEO Equity Grant is 50%/50% in value.

Taking into consideration the Annual CEO Equity Grant, our Compensation Committee and Board remain committed to maintaining low levels of dilution, below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed, including under this Proxy Statement, and/or outstanding equity-based compensation plans, including under this Proxy Statement (currently at approximately 7.44%).

The total value of the Annual CEO Equity Grant is estimated at $330,666, constituting approximately 34% of our CEO’s annual total compensation; such value is in line with the provisions of our Compensation Policy and is within the median range of the benchmark reviewed by the Compensation Committee and the Board of Directors, which consists of comparable companies. The additional terms under which the Annual CEO Equity Grant shall be provided are as follows:

•	The Annual CEO Equity Grant shall be granted on the date of this Meeting (the “Grant Date”);

•
The exercise price of the Options under the Annual CEO Equity Grant shall be equal to the average closing price of the Company’s Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date, plus a 10% premium;

•
The Annual CEO Equity Grant shall vest over a period of four (4) years, in four (4) equal tranches following the Grant Date, with a one-year cliff, so that on each anniversary of the Grant Date, 25% of the total Annual CEO Equity Grant shall vest (subject to acceleration of vesting in the circumstances detailed below); and

•
The Annual CEO Equity Grant shall be granted pursuant to the Company’s 2024 Equity Incentive Plan (the “2024 Plan”), and the grants shall be made through a trustee under the “Capital Gains Route” of Section 102(b)(2) of the Ordinance.

Acceleration

The vesting of the Annual CEO Equity Grant will be subject to acceleration according to the following double trigger mechanism: in the event that by the date of the consummation of a Transaction (as defined in the Option Plan): (i) Mr. Arazi’s employment with the Company (or the surviving entity following a merger) is terminated not for (i) Cause (as defined in the Option Plan); or (ii) there is a change in Mr. Arazi’s position in the Company (or the surviving entity following merger) and Mr. Arazi is not offered to continue to be employed by the surviving entity in a senior position, equivalent to the position of the Company’s CEO prior to the Transaction, the vesting of all of the unvested equity awards included in the Annual CEO Equity Grant, as of such date, shall accelerate upon the consummation of the Transaction. Mr. Arazi shall undertake that in the event that he will sell any of the Annual CEO Equity Grant, the vesting of which accelerated as a result of this double trigger mechanism, he will remain employed by the Company (or the surviving entity following merger) for a six-month period following the consummation of the Corporate Transaction (subject to the Company’s or the surviving entity’s request) and the consideration received for such sale shall be held in escrow until the earlier of (i) the termination of Mr. Arazi’s employment, or (ii) the lapse of a six-month period following the consummation of the Transaction.

Special Cash Bonus

From the commencement of his tenure as our Chief Executive Officer, Mr. Arazi has undertaken the responsibility of recovering an outstanding debt from one of our customers, which had resulted in credit loss expenses amounting to $12.3 million. Over the past year, Mr. Arazi successfully negotiated a settlement with this customer and personally spearheaded the collection efforts, ultimately recovering the majority of the debt. This recovery was achieved through the extensive efforts of the Company’s management, under the leadership of Mr. Arazi. Mr. Arazi dedicated significant effort to establishing and nurturing the business and legal frameworks necessary for the debt collection, thereby substantially broadening the scope and complexity of his responsibilities as CEO.

Accordingly, the Compensation Committee  and the Board believe that it would be appropriate to reward Mr. Arazi for his efforts in connection with the abovementioned, by granting him a one-time special cash bonus in an amount of US$60,000 (the “Special Cash Bonus”), a sum which, in the opinion of the Committee and the Board, is appropriate considering the benefits to the Company associated with the collection of the debt, while reflecting the appreciation for his special contribution. In approving the Special Cash Bonus to Mr. Arazi, in their respective resolutions dated April 2, 2025 and April 9 2025, the Compensation Committee and Board reviewed Mr. Arazi’s terms of employment, and concluded that the Special Cash Bonus is reasonable and appropriate when taking into account his central role in pursuing and recovering the majority of the debt, and also when considering the terms of the Company’s current compensation policy, which allows the grant of a special cash bonus under special circumstances or in case of an exceptional contribution to the Company, in an amount that may be up to 100% of the executive’s annual base salary.  The Special Cash Bonus constitutes approximately 15% of the CEO Base Salary.

Following the approval of the Compensation Committee and the Board, the approval of our shareholders is now being sought for the grant of the Special Cash Bonus to Mr. Arazi.

Additional Considerations Taken by the Compensation Committee and the Board of Directors when approving the abovementioned compensation terms proposed to be paid and/or granted to our CEO, Mr. Arazi

When considering the CEO Cash Bonus Plan, the Annual CEO Equity Grant and the Special Cash Bonus (together, the “CEO Compensation Package”), the Compensation Committee and Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of Mr. Arazi, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Arazi’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and his performance in his various roles in the past; (iii) the information included in the benchmark study presented to the Board of Directors, according to which the proposed compensation terms for Mr. Arazi are within the average and the median range of compensation terms of the chief executive officers  of the Company’s Israeli peers, which is by itself within the average and median chief executive officers’ compensation terms among peer companies in the U.S; (iv) market compensation trends; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to Mr. Arazi and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders; and (vi) examination of data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the approval of the CEO Compensation Package; provided that a Disinterested Majority of the shares voted in favor of this proposal.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Ceragon, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.  However, as required under the Companies law, as supplemented by the Foreign Listed Regulations, you should actively inform Ceragon whether you are a controlling shareholder or have a personal interest in this proposal.

As set forth in the Companies Law, if our shareholders oppose the approval of the compensation package for Mr. Arazi, the Compensation Committee and Board of Directors may nevertheless approve such terms, in “special cases”, after having held another discussion regarding such terms, on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and after determining that such approval is in the best interests of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the CEO Compensation Package all upon the terms described in this Proposal 1 of the Proxy Statement.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL 2

TO APPROVE AN EQUITY CONSIDERATION TO EACH OF THE COMPANY’S
DIRECTORS, AS PART OF THEIR COMPENSATION FOR SERVICE AS SUCH

Background

According to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order.

Current Compensation for Service as Directors

At the 2024 Annual General Meeting (the “2024 AGM”), our shareholders approved the appointment of our Board members for a three-year term. During this tenure, they are entitled to cash compensation, which includes an annual fee, a per-meeting participation fee for attending Board and committee meetings (including the execution of written resolutions), and reimbursement for travel expenses incurred for meetings held outside their place of residence.

Additionally, our Board members are entitled to equity compensation. This compensation consists of an equal value mix of options to purchase Shares and restricted share units (“RSUs”), with respect to their three-year term as directors, as approved at the 2024 AGM. Our directors are also covered by a directors and officers (D&O) liability insurance in effect at the time of their election and any subsequent policies purchased by the Company in accordance with the Compensation Policy. Furthermore, they receive exemption and indemnification letters from the Company, consistent with those previously provided to other directors.

General

In order to attract and retain the best qualified candidates to our Board, and similar to the practice previously set by our shareholders with respect to the remuneration of Board members, our Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, the grant of equity awards to each of our members of the Board with respect to their remaining two year term of service as directors, as detailed below, in addition to the compensation terms described above.

Each of the directors of the Company shall be entitled an annual grant of equity (in addition to the equity award granted to our directors as the 2024 AGM (the “2024 Grant”), on the date of this Meeting, based on the mechanism and under the terms detailed below, without the need for further approval, to be granted at the date of this Meeting, and upon the first anniversary of this Meeting (i.e., on May 15, 2026) (each, a “Grant Date”), subject to his or her continuous service as our director.

Mechanism and Terms

(a)	Each of our directors shall be granted an equal value mix of options to purchase Shares (the “Options”) and RSUs (the Options and the RSUs together, the “Annual Equity Award”);

(b)	The value of the Annual Equity Award shall be 33,000 USD for all non-executive directors, and with respect to the Chairman, 49,500 USD (“Annual Equity Value”);

(c)
The actual number of Options and RSUs to be granted each year, bearing the foregoing Annual Equity Value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive trading days preceding the Grant Date (the “Market Value”);

(d)
In case a director is appointed in between annual general meetings, in accordance with our Articles – the Annual Equity Award will be pro-rated according to the part of the year that has passed since the previous annual general meeting of shareholders.

(e)
Exercise Price: The exercise price of the Options will be equal to the Market Value plus a 10% premium, and the RSUs shall have an exercise price of NIS 0.01 per share, which is the par value of each Share;

(f)
If approved by our shareholders, the Annual Equity Award granted each year, as detailed above, will be fully vested on the Grant Date. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date of each portion of the total grant, provided that with respect to Mr. Wadsworth, our director who is a U.S resident, we may adjust this calculation method to comply with Section 409A of the U.S. Internal Revenue Code of 1986, as amended. In addition, subject to an earlier expiry in accordance with the terms of the Option Plan (as defined below), the Annual Equity Award will expire upon the earlier of (i) six (6) years after the date of grant, or (ii) at such time as the closing price of the Company’s ordinary shares on Nasdaq falls below fifty percent (50%) of the exercise price detailed above and remains in such price or in a lower price for a period of at least 90 days (the “Knockout”), in which case the options shall be cancelled automatically.

(g)	The Annual Equity Award will be made under the 2024 Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”).

(h)
The grant of the Annual Equity Award is in line with the Compensation Policy, as the aggregate value of the annual equity-based compensation granted to each of our non-executive directors (taking into account both the Annual Equity Award and the 2024 Grant), does not exceed $150,000 (per annum). The grant of the Annual Equity Award to our Chairman is also in line with the Compensation Policy, which allows our Chairman to receive an aggregate value of annual equity based compensation of up to 3 times the annual equity based compensation of the other directors.

The proposed value of the Annual Equity Award detailed above was examined and evaluated by our Compensation Committee and Board in accordance with a peer group study; the peer group study is a compensation and benefit examination, included peer companies selected to provide an appropriate comparative model, based on appropriate similarities taking into account a number of factors, including: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations and other factors that are considered relevant for comparison. Following due consideration of the type and value of the Annual Equity Award, as well as the full compensation packages, granted to directors serving in companies included in the study, our Compensation Committee and Board have determined that the value of the total compensation paid to our directors, including the value of the proposed equity awards, is below the median range of total director compensation provided by our peer companies.

When considering the proposed Annual Equity Award, our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including, inter alia, the responsibilities and duties of our directors, the estimation of their expected contribution and the importance of our directors to the future growth and success of the Company. Our Compensation Committee and Board of Directors believe that the Annual Equity Award detailed above is in the best interests of the Company, as: (i) the Company competes on qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package, which is aligned with the common practice implemented by our peers; (ii) the Annual Equity Award detailed above aligns the interests of our directors with those of our shareholders; (iii) the Annual Equity Award detailed above will provide, together with the cash compensation and existing equity consideration (as applicable), an adequate recognition for the time, attention and expertise required by our directors; and (iv) the Annual Equity Award detailed above has a long term incentive value, while taking into account the interests of the Company’s shareholders and their dilution level. In this respect, our Compensation Committee and Board remain committed to maintaining low levels of dilution, below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed and/or outstanding equity-based compensation plans (currently at approximately 7.44%).

Required Vote

The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the approval of the Annual Equity Awards.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the grant of the Annual Equity Awards to the Company’s non-executive directors, in the amounts and upon terms as described in this Proposal 2 of the Proxy Statement.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

As all members of the Board of Directors have a personal interest in the foregoing proposed resolution, they each refrained from making a recommendation with respect to the applicable resolution relevant to them.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, A member firm of EY Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2025 and for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, (with power of delegation to its Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

For information on the fees paid by the Company and its subsidiaries to the Kost Forer in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 25, 2025.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its compensation requires the approval of our Financial Audit Committee. The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2025 and for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the re-appointment of Kost Forer as the Company's independent auditor.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, A member firm of EY Global, as the independent auditor of the Company for the fiscal year ending December 31, 2025, and for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders and to authorize the Board of Directors (with power of delegation to the members of the Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND

THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2024 (filed with the SEC on March 25, 2025), may be viewed on our website – www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management” and under Proposal 3 “Re-Appointment of Independent Auditor”, none of the auditor’s report, audited consolidated financial statements, Annual Report on Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/Ilan Rosen
Ilan Rosen, Chairman of the Board of Directors

April 10, 2025